Mail Stop 6010   April 22, 2008

Brian L. Andrew, Esq.
General Counsel and Secretary
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario
CANADA

> **Re: TLC Vision Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed April 15, 2008**
> **Soliciting Material Pursuant to Rule 14a-12 filed April 15, 2008**
> **File No. 000-29302**

Dear Mr. Andrew:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone number listed at the end of this letter.

Schedule 14A

General

1. We note that the first page of the proxy statement does not state the date on which the proxy statement and form of proxy are first sent or given to security holders as required by Item 1(b) of Schedule 14A. Please revise the first page to provide the date.

2. Revise the proxy statement and form of proxy to identify them as preliminary copies. See Rule 14a-6(e)(1) of Regulation 14A.

3. Please tell us how management has reached the conclusion that they have the authority to cumulate votes at their discretion.   Please tell us why management does not need to first obtain this authority from security holders by a solicitation.

4. Please update, as necessary, the Appendix E information with respect to the disclosure provided in response to Item 5 of Schedule 14A.

5. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your proxy statement or provided to us on a supplemental basis. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

    -   ". . . . he has nominated for director Michael Henderson, who led a Company that was responsible for the destructive price wars and controversial business practices that plagued the laser vision correction industry in the late 1990s and early 2000s."
    -   "Dr. Joffe's past actions and recent proxy solicitation suggest that he will not be acting in YOUR best interests as shareholders of TLC*Vision*"
    -   "Dr. Joffe has exercised poor judgment in nominating Mr. Michael Henderson"
    -   "having the Joffe Group on your board would jeopardize our referral network . . ."
    -   "the Joffe Group has made misleading allegations"
    -   "Dr. Joffe's nominees have little or no experience as independent directors"
    -   "Instead, Dr. Joffe's goal appears to be to install himself as the Company's Executive Chairman or Chief Executive Officer."
    -   "It appears that after five years of work, Moon World Resorts consists of little more than a website (www.moonworldresorts.com) and conceptual drawings."
    -   "Mr. Henderson alienated optometrists by inferring that they were unethically accepting monetary payments from industry participants including TLCVision, for the sole act of referring their patients for LASIK surgery to those competitors instead of for providing their patients with pre- and/or post-operative education and care."

    Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive, and there exists overlap between the examples cited in this comment and those found in the next comment.

6. Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in

your materials or provided to us on a supplemental basis. The following statements should be revised or deleted. This list is not intended to be exhaustive:

- ". . . Dr. Joffe may be more concerned with his personal interests than with the interests of shareholders."
- "He was the most senior officer and Chairman of the board of directors of LCA, to which he owed a duty of loyalty and instead of focusing on LCA, Dr. Joffe chose to make significant personal investments in a competitor's business."
- "Dr. Joffe and Mr. Henderson have been associated with questionable business practices"
- "These actions suggest that Dr. Joffe may not have been at all times 100% focused on managing the Company of which he was the most senior officer and Chairman of the board of directors and to which he owed a duty of loyalty."
- "Both of these investments bring into question Dr. Joffe's judgment and show a pattern of personal investments that could distract from Dr. Joffe's duties as a director and officer. His sale of LCA stock and purchase of TLCVision shares also suggest that Dr. Joffe may not have had full confidence in his own strategy for LCA."
- "Mr. Henderson displayed poor judgment in leading the overly aggressive price slashing for laser vision correction that took place in the late 1990s and early 2000s and that led to disastrous results for the industry."

7. We refer to your statement that, "In their tenure as TLCVision directors, these nominees have positively influenced the Company's strategy and performance and have demonstrated a commitment to creating shareholder value, as evidenced by the following**…"** Given that TLC Vision's stock price has been trading at relatively low levels, please delete the reference to "performance" in this statement. Also, please recharacterize this statement as one of belief or opinion.

Votes Required, page 19

8. Please note that discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. Please revise your notice and proxy card to indicate you are separately seeking authority from security holders to vote on this matter.

Election of Directors, page 20

9. Please disclose whether each of the nominees has consented to serve as a nominee and as a director of TLC Vision if elected. Also disclose, if true, that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d).

Ratification of Rights Plan, page 23

10. In the interest of balanced disclosure, revise the discussion of the rights plan to also discuss the potential disadvantages, including the potential effect of insulating management from a change of control. Refer to Release No. 34-15230.

Employment Contracts, page 36

11. Please revise your disclosure to quantify the potential payments upon termination or change of control as required by Item 402(j) of Regulation S-K.

Director Compensation, page 40

12. For each director please disclose by footnote to the director compensation table the aggregate number of stock and option awards outstanding at December 31, 2007. See the Instruction to Item 402(k)(2)(iv).

Certain Relationships and Related Party Transactions, page 46

13. Please disclose your policies and procedures for review, approval, or ratification of related party transactions as required by Item 404(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 47

14. Please disclose the full name(s) of the natural person(s) having voting and/or investment powers over the securities beneficially owned by Highland Capital and Black River Asset Management.

Soliciting Material Pursuant to Rule 14a-12

15. We refer to the soliciting material filed on April 15, 2008. The materials state that "TLC*Vision* is a New Brunswick, Canada corporation so that access to its shareholder list is primarily a matter of Canadian law." Please note that TLC Vision is also subject to Rule 14a-7 regarding the obligation of registrants to provide a list of, or mail soliciting material to, security holders. Please provide us an analysis as to whether TLC Vision complied with Rule 14a-7.

16. In future soliciting materials, please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation, such as "Dr. Joffe's press release and comments are misleading and inflammatory."

*   *   *

Closing Comments

To the extent appropriate, please amend the Schedule 14A in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the company provides to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Sonia Barros at 202-551-3655 or me at 202-551-3266 with any other questions.

Sincerely,

Nicholas Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew Beck, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017